UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-33830

CUSIP NUMBER 292756202

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
ENERGYSOLUTIONS, INC.
Full Name of Registrant

Former Name if Applicable
423 West 300 South, Suite 200
Address of Principal Executive Office (Street and Number)
Salt Lake City, UT 84101
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

On May 24, 2013, EnergySolutions, Inc. (the “Company”) closed its going-private merger with affiliates of Energy Capital Partners II, LP. The Company will be unable to file its Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”) by August 9, 2013 without unreasonable effort or expense because the Company has not yet finalized its financial statements due to the merger. The Company anticipates that the Form 10-Q will be filed within the time period required by Rule 12b-25 of the Securities Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Russ G. Workman             801             649-2000
(Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EnergySolutions, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2013

By:	/s/ GREGORY S. WOOD
Gregory S. Wood
Executive Vice President and Chief Financial Officer